Via EDGAR and Federal Express

June 17, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris, Mara Ransom, Ta Tanisha Meadows, Lyn Shenk

Re:	Capri Listco Registration Statement on Form F-4 Filed May 14, 2021 File No. 333-256152

Ladies and Gentleman:

On behalf of Capri Listco (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 11, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement. Capitalized terms used but not defined have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form F-4 Filed on May 14, 2021

Cover Page

1.	Revise to disclose that the business combination vote may be influenced by Ajax's sponsor or affiliates purchasing shares in private transactions or in the open market.

In response to the Staff’s comment the Registrant has revised the cover page of the proxy statement/prospectus.

2.	Please expressly state, if true, that cash consideration payable to Cazoo shareholders will be pro-rated if the cash election amount exceeds the cash consideration payable.

In response to the Staff’s comment the Registrant has revised the cover page of the proxy statement/prospectus.

3.	Please revise here, in the Question and Answer, and throughout the registration statement, as appropriate, to clearly state the total value of the consideration payable pursuant to this transaction. While the maximum cash consideration is disclosed to investors, your disclosure related to the aggregate consideration and value of the share consideration is more opaque. Revise for clarity.

In response to the Staff’s comment the Registrant has revised the cover page, and pages 11, 24, 35 and 102 of Amendment No. 1.

Industry and Market Data, page 4

4.	We note that you have commissioned market data reports by certain third parties, including OC&C Strategy Consultants. Please file the required written consents with your next amendment. Refer to Rule 436 of the Securities Act.

In response to the Staff’s comment the Registrant has filed the consent of OC&C Strategy Consultants LLP as Exhibit 23.6 to the Registration Statement.

Questions and Answers, page 10

5.	Please revise to disclose whether contractual limitations prevent the parties from seeking an alternate transaction and, if so, the consequences if these terms are breached.

In response to the Staff’s comment the Registrant has revised the disclosure on page 17 of Amendment No. 1.

What is the amount of cash and/or number of Listco shares, page 13

6.	We note your disclosure about the potential effects of rising rates on the cash consideration in a maximum redemption scenario. Please provide corresponding disclosure about how rate increases will affect the cash consideration if there are no redemptions.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 12 and 37 of Amendment No. 1.

7.	Please revise to provide the current GBP/USD exchange rate and a corresponding example using such rate, for illustrative purposes.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 12 and 37 of Amendment No. 1.

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What vote is required to approve each proposal at the meeting, page 17

8.	Refer to the final paragraph of this Question and Answer on page 18. Please revise to disclose the percentage of shares that must vote in favor of the business combination after giving effect to the support agreement. In addition, please revise to disclose, if true, that parties to the support agreement are required to vote for the transaction even if they subsequently determine that the transaction is not advisable.

In response to the Staff’s comment the Registrant has revised the disclosure on page 18 of Amendment No. 1.

May the Sponsor or its affiliates purchase shares, page 18

9.	We note disclosure that you may provide incentives to encourage certain investors to acquire Ajax shares and vote them in favor of the business combination. Please clarify how you will determine which investors may receive incentives. In addition, we note that possible incentives include financial protections and equity grants. Please disclose, if material, whether the incentives may be expected to affect the consideration payable to investors and, if so, revise your disclosure, including your risk factors, accordingly. Lastly, please revise the final paragraph of this Question and Answer to clarify that any incentives will be disclosed in a timely Form 8-K filing.

In response to the Staff’s comment the Registrant has revised the disclosure on page 18 of Amendment No. 1.

Do any of Ajax's directors or executive officers, page 19

10.	Please revise your disclosure here to include the following:

●	The market value of the private placement warrants purchased by the sponsor that will expire if the transaction is not completed;

●	The current market value of the shares that the Subscribers will receive in exchange for the $800M PIPE investment; and

●	The value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that are subject to reimbursement.

Please include similar disclosure, as applicable, in the related discussion on pages 33, 77 and 116.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 20, 34, 77 and 121 of Amendment No. 1.

Cazoo Holdings Limited, page 22

11.	Please revise here to disclose the company's revenues and net losses since inception. In addition, please revise here, in the Question and Answer, and in the risk factors, as appropriate, to clarify that Cazoo has operated under non-pandemic business conditions for only a short period of time since its formation in October 2018.

In response to the Staff’s comment the Registrant has revised the disclosure on page 23 of Amendment No. 1 to disclose Cazoo’s revenue and net losses for the years ended December 31, 2020 and 2019. In response to the Staff’s comment the Registrant has revised the disclosure on pages 14, 24, 48, 169, 198, and 200 of Amendment No. 1 to include discussion of its limited history operating under non-pandemic business conditions.

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Consideration to the Cazoo Shareholders, page 34

12.	Please revise, where appropriate, to provide illustrative examples of the share-by-share election process.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 12 and 36 of Amendment No. 1.

If the Group is unable to adapt to and satisfy customer demand, page 54

13.	Please reconcile your disclosure about your limited ability to refurbish cars with your disclosure in your Business section emphasizing your ability to thoroughly inspect and refurbish cars to a high standard at your conditioning facilities. If your ability to refurbish cars is limited, please explain how these limitations affect your ability to sell inventory.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 54 and 177 of Amendment No. 1.

Ajax has limited ability to assess the management of Cazoo's business, page 74

14.	We note your disclosure that your ability to assess Cazoo's management was limited by "a lack of time, resources, or information." Please explain why you are willing to recommend this transaction despite the constraints identified in this risk factor. Also, please reconcile this statement with your disclosure at page 112 and elsewhere in the prospectus that the experienced leadership team is one of the reasons the Ajax board recommended approval of the merger.

In response to the Staff’s comment the Registrant has revised the disclosure on page 75 of Amendment No. 1.

Background of the Business Combination, page 106

15.	We note that your discussion of the background of the merger provides a fairly high-level view of the deal negotiations. Please revise your disclosure throughout this section to describe in greater detail the negotiations relating to the evolution of the material terms of the transaction, including how the deal is structured, the exchange ratio, the terms and amount of the PIPE transaction, the lock-up agreements, and the treatment of convertible equity. For example, describe the terms provided in the non-binding LOI delivered on February 10, 2021. Since the Ajax shareholders are voting to approve the business combination, and essentially their equity ownership percentage in the post-combination company, your revised disclosure should place particular emphasis on valuation and how the equity ownership of the Ajax stockholders was negotiated and ultimately determined, including specific details about why particular terms were sought, each party's position on the issues, how these positions evolved, and how you reached agreement on the final terms of the transaction. Please also address the reasons for, and the negotiations surrounding, the cash versus stock election, adjustments to the aggregate purchase price, and material due diligence findings which affected the negotiations.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 110-114 of Amendment No. 1.

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16.	Refer to the final paragraph on page 106. Despite your disclosure in this paragraph that you evaluated over 400 potential targets, your narrative in this section appears to focus almost exclusively on the Cazoo transaction. Please expand your discussion to describe the methodology by which you selected 400 companies for initial review and how you ultimately pared that group to 20, and then 13 targets, for further consideration. Also, please expand your discussion in this section to describe the process utilized to evaluate the 13 potential targets. Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received. Your disclosure should clearly state why you deem the Cazoo transaction to be superior to available alternatives.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 107-109 of Amendment No. 1.

17.	We note Cazoo hired Goldman Sachs and Credit Suisse as its financial advisors to provide financial advice on the potential transaction. However it is not clear who Ajax retained to provide financial advice, though the disclosure indicates that Ajax management consulted and received input from financial advisors, particularly on due diligence matters. Please revise to identify these financial advisors and discuss in greater detail the role that these third-parties played in the proposed transaction. Please clarify whether the financial advisors delivered any reports to the board that were materially related to the transaction.

In response to the Staff’s comment the Registrant has revised the disclosure on page 109 of Amendment No. 1.

Ajax's Board of Directors' Reasons for Approval, page 112

18.	Revise to quantify and identify the manner in which Cazoo has outperformed this year's projections, as of February 2021, and state why this factor supports the transaction when you state elsewhere that the projections were prepared in February 2021.

In response to the Staff’s comment the Registrant has revised the disclosure on page 116 of Amendment No. 1.

Attractive Valuation, page 113

19.	Please revise to disclose the underlying information for the valuation analyses so that investors can understand how this information supported the board's recommendation. For example, it appears that Ajax management conducted a comparable companies analysis; please revise to disclose this analysis.

In response to the Staff’s comment the Registrant has revised the disclosure on page 116 of Amendment No. 1.

Certain Projected Financial Information, page 114

20.	Please expand to disclose the assumptions that are most significant to the prospective information being presented, as well as the key factors upon which the financial results depend. Please also state any limitations to the projections. See Item 10(b)(3) of Regulation S-K.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 118-120 of Amendment No. 1.

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21.	In the course of various meetings, you mention that the parties discussed "financial projections," such as during the meetings held on February 21 and 22, 2021. Please confirm that the projections summarized here constitute the same projections that were discussed during these meetings and, if not, provide those projections or tell us why you believe they are not required. If the prepared projections were revised over time, please explain why. Finally, you have provided projections with additional elements beyond these "key" elements in your communications with shareholders, pursuant to Rule 425. If these projections were considered by your Board in recommending the transaction, please present them here.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 118-120 of Amendment No. 1.

Certain U.S. Federal Income Tax Considerations, page 119

22.	You have not included in your exhibit list a tax opinion, even though your disclosure here suggests that one is required given that you state that holders of your securities who exchange them in the Business Combination will not recognize gain or loss. Please revise to provide a tax opinion, and revise this section as applicable, consistent with Item 601(b)(8) of Regulation S-K.

In response to the Staff’s comment the Registrant has filed the Tax opinion of Kirkland & Ellis LLP as Exhibit 8.1 to the Registration Statement.

Letter from Cazoo's Founder, page 161

23.	Refer to the second-to-last paragraph on page 161. Please revise to balance your projected revenue disclosure with disclosure of your net losses since inception.

In response to the Staff’s comment the Registrant has revised the disclosure on page 167 of Amendment No. 1.

Business of Cazoo, page 163

24.	We note the disclosure in the second paragraph of the "Overview" that Cazoo purchases the cars it believes best-suited for its platform. Please clarify the criteria upon which this determination is made. In addition, please clarify whether you specialize in cars made by certain manufacturers and whether your offerings are influenced by incentives provided by manufacturers or other third-parties.

In response to the Staff’s comment the Registrant has revised the disclosure on page 169 of Amendment No. 1.

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M & A Strategy, page 165

25.	Please revise to disclose the material terms of the four acquisitions discussed in this section. Also, please file material agreements related to the acquisitions. Alternatively, if the transactions are not material, please revise your registration statement to avoid disclosure which may imply otherwise. Additionally, we note your disclosure that your European expansion will follow the "UK playbook." If so, please state whether you anticipate engaging in multiple acquisitions as part of your strategy to enter new markets. If so, please address the risks of this strategy.

In response to the Staff’s comment the Registrant has revised Amendment No. 1 on pages 172-173 to include disclosure of the material terms of the Cluno, Drover, Smart Fleet and Imperial acquisitions. The Registrant supplementally confirms that none of the Cluno, Drover or Smart Fleet acquisitions were material to Cazoo, and that the Imperial acquisition, which closed in July 2020, is reflected in Cazoo’s 2020 audited financial statements. The Registrant has revised Amendment No. 1 in respect of the four recently completed acquisitions accordingly.

In response to the Staff’s comment the Registrant has revised Amendment No. 1 on page 175 to include additional disclosure on its European growth strategy.

Delivery and Collection, page 167

26.	Please file and describe the terms of your material agreements, if any, related to your delivery and collections logistics. In addition, please clarify whether your delivery workers are employees, independent contractors, or a combination.

In response to the Staff’s comment the Registrant has revised Amendment No. 1 on page 174. The Registrant supplementally advises the Staff that Cazoo does not view any agreements with third-parties related to delivery and collections logistics as material agreements.

Cazoo Subscription Service, page 168

27.	Your current disclosure is unclear as to the status of your subscription service. Please clarify the extent to which the service is already launched or currently pending. In addition, please disclose subscription pricing, the extent of your management's experience with the proposed short-term leasing model, and any unique challenges that you believe it presents, such as potentially fluctuating service costs on a fixed price product.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 175-176 of Amendment No. 1.

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MD&A of Cazoo

Key trends and factors affecting the results of our operations

Inventory Sourcing, page 196

28.	Please revise to make clear that your sourcing to date has been predominantly from channels other than directly from customers.

In response to the Staff’s comment the Registrant has revised the disclosure on page 203 of Amendment No. 1.

Results of Operations, page 201

29.	Please quantify the impact of the acquisition of Imperial Cars on your revenue and costs for the year ended December 31, 2020.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 208, 209 and 211 of Amendment No. 1.

Cazoo Holdings Limited

Notes to Consolidated Financial Statements

Note 3.16 Business Segments, page F-40

30.	Please revise to clarify the second paragraph, which also appears on page F-41.

In response to the Staff’s comment the Registrant has revised the disclosure on pages F-59 and F-60 of Amendment No. 1.

*****

Very truly yours,

/s/ Daniel Och
Name: Daniel Och Title: Chief Executive Officer

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